[redacted]

05006330

GUS

Ref: PGC/ltop/adr0205

28 February 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C. 213 SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 28 January to 27 February together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
28 JANUARY 2005 to 27 FEBRUARY 2005

COMPANIES HOUSE FILINGS		
7 February 2005	-	Forms 88(2) re allotment of shares
9 February 2005	-	Forms 169(1B) re purchase of shares
22 February 2005	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
28 January 2005	-	Transaction in own shares
31 January 2005	-	Transaction in own shares
1 February 2005	-	Transaction in own shares
3 February 2005	-	Board appointment
3 February 2005	-	Transaction in own shares
4 February 2005	-	Transaction in own shares
8 February 2005	-	Transaction in own shares
16 February 2005	-	Transaction in own shares
17 February 2005	-	Transaction in own shares
18 February 2005	-	Transaction in own shares
22 February 2005	-	Transaction in own shares
22 February 2005	-	Holding in Company
23 February 2005	-	Transaction in own shares
25 February 2005	-	Transaction in own shares

PAUL COOPER
28 FEBRUARY 2005

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 28/01/2005

RNS Number:9619H
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 220,000 ordinary shares at a price of 961.8016 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 10,225,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,006,877,223.

EXEMPTION No
82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

7 February 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,154		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,073		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
27	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	113	605	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	384p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mrs Diane Lynn Humphreys Address: 24 Alpine Avenue Lostock Hall Preston Lancashire UK Postcode PR5 5LG	Class of shares allotted Ordinary	Number allotted 605
Name: Mr David Winter Address: 11 Westfield Close Bridgwater Somerset UK Postcode TA6 3RR	Class of shares allotted Ordinary	Number allotted 113
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 February 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	52		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Diane Elizabeth Crowe Address 48 Boulevard, Preston, Lancashire UK Postcode PR1 4PH	Class of shares allotted Ordinary	Number allotted 52
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 February 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

Exemption No
82507

GUS

Ref: chcorres.pgc.roc169

9 February 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for holding in treasury, I enclose for filing three Forms 169(1B). The first such form has duly "stamped" by the Inland Revenue Stamp Office in respect of the whole of the stamp duty payable of £94,950.00.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Return by a public company purchasing its own shares for holding in treasury

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Companies House
for the record

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	220,000	259,000	300,000
Date(s) shares delivered to the company	19/1/05	20/1/05	21/1/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.4474	£9.48632	£9.428605
Minimum price paid	£9.4474	£9.48632	£9.428605

The aggregate amount paid by the company for the shares to which this return relates was: £18939832.55

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £94,950 —

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] **Date** 28/1/05

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

**Delete as appropriate

7/2/05

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER ; GUS plc ;
THE WORKS ; 5 UNION STREET ;
MANCHESTER M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Return by a public company purchasing its own shares for holding in treasury

Form 2

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number of shares	300,000	200,000	225,000
Date(s) shares delivered to the company	24/1/05	25/1/05	27/1/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.451485	£9.441813	£9.566320
Minimum price paid	£9.451485	£9.441813	£9.566320

The aggregate amount paid by the company for the shares to which this return relates was: £ 6,876,232.35 c/fwd to Form 1

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See Form 1

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 28/1/05

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL COOPER ; GUS plc ; THE WORKS ;
5 UNION STREET ;
MANCHESTER M12 4JD Tel 0870 830 6064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Return by a public company purchasing its own shares for holding in treasury

Form 3

169(1B)

Companies House
for the record

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For Inland Revenue use only.

Company Number: 146575

Company Name in full: GUS plc

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY	ORDINARY	ORDINARY
Number of shares	200,000	200,000	100,000
Date(s) shares delivered to the company	28/1/05	31/1/05	1/2/05
For each share:			
Nominal value	£0.25p	£0.25p	£0.25p
Maximum price paid	£9.676651	£9.706474	£9.583857
Minimum price paid	£9.676651	£9.706474	£9.583857

The aggregate amount paid by the company for the shares to which this return relates was: £4,835,01070

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ See form 1

C/form to form 1

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Signed [signature] Date 28/1/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

**Delete as appropriate

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

PAUL WORTH ; GUS plc ; THE WORKS ;
5 UNION STREET ; MANCHESTER
M12 4JD Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

10/03

Notes for completion

1. If this return shows that shares have been purchased to be held in treasury, before it is delivered to Companies House the return must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. **If the return has not been stamped Inland Revenue penalties may apply.** The Inland Revenue Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to the Registrar of Companies (addresses overleaf).

3. Note: If this return shows that fully paid bonus shares have been placed in treasury (that is, no entry has been made in part A), the form should be sent directly to Companies House.

Company No
82500

GUS

Ref: chcorres.pgc.roc88(2)s

22 February 2005

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	07	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.757		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,773		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,140		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.757		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,652	2,676	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£3.7570	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	230	2,604	1,337
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	648p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 11th February 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
10	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,572		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	3,646
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED LIST	Ordinary	5,097
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		TOTAL	8,743
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ Date 16 February 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

Attachment to Form 88(2) dated 14 February 2005

Title	Forename(s)	Surname	Address					Shares Allotted
MISS	PHILIPPA LOUISE	BASFORD	3 HAYLEY CLOSE	KIMBERLEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 2HU	192
MR	DENNIS MICHAEL	BIRKS	60 CROSSLANDS MEADOW	COLWICK	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 2DJ	3,098
MR	ANDREW	JENNINGS	23 CLARENCE ROAD	WINDSOR	BERKSHIRE		SL4 5AX	849
MR	CHRISTOPHER	SHERRINGTON	15 REDSTOCK CLOSE	WESTHOUGHTON	BOLTON	LANCASHIRE	BL5 3UX	235
MRS	YVONNE	STENTON	15 SANDHILL CLOSE	PONTEFRACT	WEST YORKSHIRE		WF8 1RU	723
								5,097

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53572		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	612.70p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,321		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 31/01/2005

RNS Number:0222I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 200,000 ordinary shares at a price of 964.4369 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 10,425,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,006,677,941.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 01/02/2005

RNS Number:0770I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 961.2998 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 10,725,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,006,377,941.

Exemption number 82-5017

GUS plc news

Board appointment

03/02/2005

GUS plc, the retail and business services group, is pleased to announce the appointment of Don Robert to its Board as an executive director with effect from 1 April 2005.

Don Robert joined Experian, the global information solutions company, in 2001 and has been CEO of Experian North America since 2002. He now takes responsibility for Experian globally as Chief Executive Officer of Experian Group.

Sir Victor Blank, Chairman of GUS, said:

"We are delighted to welcome Don to the GUS board. Don has played a key role in the successful repositioning of Experian's North American business and brings a wealth of experience in the information and financial services markets. I am confident that the team at Experian will continue to deliver excellent growth worldwide, building on our unrivalled scale, product range and global footprint."

Don Robert is a non-executive director of First Advantage Corporation.

In accordance with the Listing Rules, GUS confirms that there are no matters relating to Don Robert that would require disclosure under paragraph 6.F.2 (b) to (g).

Enquiries

GUS
David Tyler Finance Director 020 7495 0070
Fay Dodds Director of Investor Relations

Finsbury

Rupert Younger 020 7251 3801
Rollo Head

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 03/02/2005

RNS Number:2083I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 969.548 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 11,025,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,006,077,941.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 04/02/2005

RNS Number:2667I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 968.1628 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 11,325,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,005,777,993.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 08/02/2005

RNS Number:3617I
GUS PLC

GUS PLC: Transaction in own shares

The issuer advises that the Transaction in own shares announcement released on 4 February, 2005 at 17:03hrs under RNS: 2667I was released in error. The shares purchased should have stated 250,000 at a price of 968.1051 pence and not 300,000 shares at a price of 968.1628 pence.

The full corrected announcement reads as follows:-

GUS PLC announces that it has today (4 February, 2005) purchased from Cazenove & Co. Ltd 250,000 ordinary shares at a price of 968.1051 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 11,275,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held in treasury shares) is 1,005,827,993.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 16/02/2005

RNS Number:7026I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 961.1252 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 11,575,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,005,628,870.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 17/02/2005

RNS Number:7578I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 250,000 ordinary shares at a price of 967.5624 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 11,825,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,005,378,870.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 18/02/2005

RNS Number:8073I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 960.0447 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 12,125,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,005,078,870.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Transaction in Own Shares Released: 22/02/2005

RNS Number:9109I
GUS PLC

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 960.9845 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 12,425,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,004,778,870.

Exemption no
82 5077

GUS

Ref: PGC/220205Bar

22 February 2005

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Mr G Bentley - Company Secretary
SECURITY NUMBER:	704111
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Mr P G Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc ("GUS") has today received a notification from Barclays PLC ("Barclays"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that, through thirteen legal entities named in the notification, Barclays has a notifiable interest in 40,273,877 ordinary shares in GUS (representing 4.01% of the issued ordinary share capital of GUS). The notification was dated 22 February 2005.

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 23/02/2005

RNS Number:9687I

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 300,000 ordinary shares at a price of 946.23 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 12,725,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,004,478,870.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 25/02/2005

RNS Number:0791J

GUS PLC: Transaction in Own Shares

GUS PLC announces that it has today purchased through Merrill Lynch 300,000 ordinary shares at a price of 959.2886 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 13,025,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,004,178,870.